

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

Via E-mail
David W. Lambert
Senior Vice President and Chief Financial Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096

      Re: **Plum Creek Timber Company, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               File No. 001-10239

Dear Mr. Lambert:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Michael McTiernan

                                     Michael McTiernan
                                     Assistant Director

cc: Rick R. Holley
        President and Chief Executive Officer
        Plum Creek Timber Company, Inc.
        Via E-mail